UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):     ☐ Form 10-K     ☒ Form 20-F     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended__________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Onion Global Limited

Full Name of Registrant

N/A

Former Name if Applicable

No. 309 3-05 Huangfu Avenue Zhong, Tianhe District

Address of Principal Executive Office (Street and Number)

Guangzhou City, Guangdong Province, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 20-F could not be filed within the prescribed time period.

Onion Global Limited (the “Company”) has encountered a delay in assembling the information and finalizing the registrant's Annual Report for the fiscal year ended December 31, 2022 without incurring undue hardship and expense. In accordance with Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended, the Company endeavors to file its Annual Report on Form 20-F as soon as practical.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cong (Kenny) Li	+86	020-38262863
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Annual Report will reflect changes in results of operations from the prior year. Based on currently available information, these changes in results of operations will be the result of, among other things, increases in provisions for bad debts and decline in value of other assets previously purchased by the Company. The Company is unable to provide reasonable estimates regarding the changes in results of operations because the Company and the Company’s independent registered public accounting firm require time to complete certain items with respect to its financial statement preparation and review processes.

Onion Global Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2023	By:	/s/ Cong (Kenny) Li
Name: Cong (Kenny) Li
Title: Chief Executive Officer